EXHIBIT 99.1

Westport Fuel Systems Reports Second Quarter Fiscal 2018 Financial Results

~ Delivers Positive Adjusted EBITDA ~

VANCOUVER, British Columbia, Aug. 09, 2018 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) reported financial results for the second quarter ended June 30, 2018 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"I am pleased that we have achieved an important milestone as we move towards becoming a profitable, sustainable company," said Nancy Gougarty, Chief Executive Officer of Westport Fuel Systems. "We have executed against our goal to reach positive adjusted EBITDA during Q2 2018. Our Q2 2018 positive adjusted EBITDA of $8.6 million reflects our strong operational results across our business. Our leadership team is excited to capitalize on this by seizing opportunities with our valued industry partners across all segments of the transportation market."

Q2 2018 HIGHLIGHTS

  Consolidated revenue of $80.5 million as compared with $58.6 million in Q2 2017 and $63.8 million in Q1 2018. This represents a 37% increase year-over-year and a 26% increase sequentially, primarily due to strong sales in the aftermarket, DOEM, and the light- and medium-duty OEM businesses. In addition, the appreciation of the Euro against US dollar contributed to the revenue increase year-over-year.

  A net loss from continuing operations of $5.7 million in Q2 2018 which represents a 57% decrease from $13.4 million in Q2 2017 and a 55% decrease from $12.6 million in Q1 2018.

  An improvement in EBITDA from a loss of $7.5 million in Q2 2017 to a positive $0.2 million in Q2 2018. An improvement in adjusted EBITDA from a loss of $5.3 million in Q2 2017 to a positive $8.6 million in Q2 2018.

  A 47% reduction in research and development ("R&D") expenses from $13.9 million in Q2 2017 to $7.4 million in Q2 2018, positively impacted by the launch of Westport HPDI 2.0™ in 2017 and a more focused R&D program.

  A 47% increase in Cummins Westport Inc. ("CWI") net income to the company from $5.3 million in Q2 2017 to $7.8 million in Q2 2018.

  Cash and cash equivalents as of June 30, 2018 were $51.2 million compared with $55.2 million as of March 31, 2018. This cash balance excludes the proceeds from the sale of the compressor business to Snam S.p.A. that was completed on July 25, 2018 for gross proceeds of 12.3 million Euro, with a 0.5 million Euro holdback.

  A reduction in capital expenditures from $11.0 million in Q2 2017 to $1.7 million in Q2 2018, as the majority of investment to meet the company's launch partner's capacity requirements for Westport HPDI 2.0™ has been completed.

GUIDANCE

Westport Fuel Systems expects to achieve full year 2018 consolidated revenues from continuing operations of $235 million to $255 million.

Q2 2018 FINANCIAL HIGHLIGHTS

CONTINUING OPERATIONS(1)
($ in millions, except per share amounts)	Three Months Ended June 30,		Change Better / (Worse)	Six Months Ended June 30,		Change Better / (Worse)
	2018	2017		2018	2017
Consolidated Revenues	$80.5	$58.6	37%	$144.3	$115.9	25%
Consolidated Gross Margin	21.7	15.3	42%	36.4	32.6	12%
Consolidated Gross Margin %	27%	26%	—	25%	28%	—
Consolidated Operating Expenses	33.4	31.5	(6)%	59.1	60.6	2%
Research & Development Expenses (2)	7.4	13.9	47%	16.0	25.8	38%
Income from Unconsolidated Joint Ventures	7.8	5.3	48%	9.3	7.0	33%
Net Loss from Continuing Operations	$(5.7)	$(13.4)	57%	$(18.3)	$(25.9)	29%
Net Loss per Share from Continuing Operations	$(0.04)	$(0.12)	67%	$(0.14)	$(0.23)	39%
Adjusted EBITDA (3)	$8.6	$(5.3)	262%	$5.2	$(9.3)	156%

(1) The 2017 and 2018 periods have been revised to reflect the change in business segments previously discussed and reflect the reclassification of the compressor business to discontinued operations.

(2) Research & Development Expenses are included in consolidated operating expenses.

(3) Adjusted EBITDA is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

  Consolidated revenues for the quarter ended June 30, 2018 increased by $21.9 million to $80.5 million, or 37% over the same period last year. This is largely driven by strong sales in the aftermarket, DOEM, and the light- and medium-duty OEM businesses, shipments of the Westport HPDI 2.0™ product and a year-over-year appreciation of the Euro against the US dollar.

  Consolidated gross margin for the quarter ended June 30, 2018 increased by $6.4 million to $21.7 million, or 42% over the same period last year.  Gross margins increased in the second quarter of 2018 as a result of the more effective management of expenses and the leveraging of fixed cost bases of several of the company's business, while demand for the company's products increased, offset slightly by a lower margin from the Westport HPDI 2.0™ product.

  Consolidated operating expenses for the quarter ended June 30, 2018 increased by $1.9 million to $33.4 million, or 6% over the same period last year.  The increase in operating expenses is mainly due to fluctuations in the foreign exchange rate, legal expenses related to the SEC investigation offset by a reduction in R&D expenses following the launch of Westport HPDI 2.0™.

  Net loss from continuing operations for the quarter ended June 30, 2018 decreased by $7.7 million year-over-year from $13.4 million to $5.7 million.

  Adjusted EBITDA improved from a loss of $5.3 million in Q2 2017 to a positive $8.6 million in Q2 2018. The reduction in net loss and improvement in adjusted EBITDA are primarily due to higher revenues and higher CWI income.

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
	Three Months Ended June 30,		Change Better / (Worse)	Six Months Ended June 30,		Change Better / (Worse)
($ in millions, except unit amounts)	2018	2017		2018	2017
Units	2,124	2,037	4%	2,941	3,777	(22)%
Revenue	$86.9	$79.5	9%	$139.1	$150.2	(7)%
Gross Margin	29.5	28.6	3%	42.7	50.3	(15)%
Gross Margin %	34%	36%	—	31%	33%	—
Operating Expenses	9.3	12.3	24%	19.5	29.1	33%
Segment Operating Income	$20.3	$16.3	25%	$23.2	$21.3	9%
Westport Fuel Systems 50% Interest	7.8	5.3	47%	9.3	7.1	31%
  CWI revenue for the quarter ended June 30, 2018 increased by $7.4 million to $86.9 million or 9% over the same period last year.  This is primarily driven by higher demand for the near-zero emissions products and higher parts revenue.

  CWI gross margin for the quarter ended June 30, 2018 increased by $0.9 million to $29.5 million, or 34% of revenue from $28.6 million or 36% of revenue in the prior year quarter, primarily due to product mix and warranty adjustments.

  CWI operating income for the quarter ended June 30, 2018 improved by $4.0 million to $20.3 million, or 25% over the same period last year. The improvement is due to higher gross margins and lower R&D expenses due to completion of activities related to the on-board diagnostics requirements and certification of the near-zero emissions engines.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments that the company deems to be non-recurring in nature. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA and EBITDA have limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using EBITDA and Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions)	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18	30-Jun-18
Three months ended
Net loss from continuing operations	$(13.4)	$(16.2)	$(20.8)	$(12.6)	$(5.7)

Income tax expense (recovery)	(3.9)	0.4	0.1	0.9	0.1
Interest expense, net	6.3	0.9	2.5	2.1	1.7
Depreciation and amortization	3.5	3.8	3.9	4.2	4.1
EBITDA	(7.5)	(11.1)	(14.3)	(5.4)	0.2

Stock based compensation	3.1	2.1	0.7	0.3	1.4
Unrealized foreign exchange (gain) loss	1.0	2.5	(1.3)	—	5.2
Asset impairment	—	—	0.6	—	—
Restructuring, termination and other exit costs	(1.6)	(0.1)	1.8	0.6	0.2
CWI US tax adjustment	—	—	6.7	—	—
Legal costs associated with SEC investigation	—	0.9	0.9	0.9	2.5
Other	(0.3)	0.1	—	0.2	(0.9)
Adjusted EBITDA	$(5.3)	$(5.7)	$(4.9)	$(3.4)	$8.6

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

The above information is qualified in its entirety by reference to Westport Fuel Systems full financial statements and related management's discussion and analysis.  To view Westport Fuel Systems full financials for the second quarter ended June 30, 2018, please visit www.wfsinc.com/investors/financials.

CONFERENCE CALL PRESENTATION

The company is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems full financials for the second quarter ended June 30, 2018.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for tomorrow, Friday August 10, 2018 at 8:30 am Eastern Time to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at www.wfsinc.com/investors/financials.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 2463. The replay will be available until August 17, 2018. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and adjusted EBITDA expectations, continued research and development investment, the demand for our products, the future success of our business and technology strategies, cash and capital requirements  as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in research and development expenses, CWI performance, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Caroline Sawamoto
Senior Manager, Investor Relations & Communications
Westport Fuel Systems
T 604-718-2046
invest@wfsinc.com